Mr J Dunn Office of Financial Services II Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America 6 October 2015	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN

Lloyds Banking Group plc

Form 20-F for the fiscal year ended 31 December 2014

Filed 12 March 2015

Form 6-K filed 31 July 2015

File no. 001-15246

Dear Mr Dunn,

I am writing further to your discussion with Ms Julia Danforth at Davis Polk & Wardwell London LLP on Tuesday 6 October 2015, regarding the letter from the Office of Financial Services II dated 29 September 2015, which set out certain comments on the above filings of Lloyds Banking Group plc (the “Company”).

As Ms Danforth explained, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period as the individuals who are drafting the response are also currently preparing the Group’s third quarter interim management statement, which is scheduled to be issued on 28 October 2015. The Company anticipates submitting its response by 20 October 2015.

As discussed with Ms Danforth, we are sending this letter as confirmation of the above. We understand that in the absence of a written response from your office, the extension can be taken as approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,

/s/ Mike Harris

Mike Harris

Group Financial Controller

Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland No. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ